SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     BATTLE MOUNTAIN GOLD EXPLORATION CORP.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                   07159T 10 0
                                 (CUSIP NUMBER)

                         DAVID M. LOEV, ATTORNEY AT LAW
                               2777 ALLEN PARKWAY
                                   SUITE 1000
                              HOUSTON, TEXAS 77019
                                 (713) 524-4110
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                September 9, 2004
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

|1|     NAMES  OF  REPORTING  PERSONS
        S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

        Mark  Kucher
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|2|     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a)[ ]
                                                                          (b)[ ]

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|3|     SEC  USE  ONLY

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|4|     SOURCE  OF  FUNDS*
        SC  and  PF

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|5|     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
        REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                        [ ]

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|6|     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        Canada

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                          |7|  SOLE  VOTING  POWER
NUMBER  OF                     8,510,000
SHARES                    ------------------------------------------------------
BENEFICIALLY              |8|  SHARED  VOTING  POWER
OWNED  BY  EACH                N/A
REPORTING                 ------------------------------------------------------
PERSON  WITH              |9|  SOLE  DISPOSITIVE  POWER
                               8,510,000
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|10|     SHARED  DISPOSITIVE  POWER
         N/A

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|11|     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
         8,510,000

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|12|     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  *
         N/A

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|13|     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
         22.1%

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|14|     TYPE  OF  REPORTING  PERSON  *
         IN

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ITEM  1.  Security  and  Issuer

This Statement on Schedule 13D relates to the Common Stock of Battle Mountain Gold Exploration Corp. (the "Issuer"). The principal executive offices of Battle Mountain Gold Exploration Corp. are located at One East Liberty Street, 6th Floor, Suite 9, Reno, Nevada 89504.

ITEM  2.  Identity  and  Background

(a)-(c) This Statement on Schedule 13D is being filed by Mark Kucher. Mr. Kucher's business address is One East Liberty Street, 6th Floor, Suite 9, Reno, Nevada 89504. Mr. Kucher is the Principal Financial Officer of the Issuer.

(d)-(e) During the last five years, Mr. Kucher: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr.  Kucher  is  a  citizen  of  Canada.

ITEM  3.  Source  of  Amount  of  Funds  or  Other  Compensation

On September 9, 2004, Mark Kucher acquired 2,350,000 shares of Common Stock of the Issuer pursuant to an Exchange Agreement whereby Battle Mountain Gold Exploration, Inc. ("Battle Mountain") became a wholly-owned subsidiary of the Issuer. Mark Kucher is deemed to be the controlling shareholder of Bug River Trading Corp. ("Bug River"), British Swiss Investment Corp. ("British Swiss"), and Warrior Resource Corp. ("Warrior"). Mark Kucher also, indirectly through Bug River, British Swiss and Warrior acquired 3,160,000, 1,000,000, and 1,000,000 shares, respectively, of Common Stock of the Issuer. Bug River acquired 1,160,000 of its shares pursuant to the Exchange. British Swiss and Warrior acquired all of their shares pursuant to the Exchange. Mr. Kucher, Bug River, British Swiss and Warrior exchanged an equal number of Battle Mountain shares for the Issuer's shares of Common Stock. There were 38,510,000 shares of the Issuer's Common Stock outstanding immediately after the Exchange. Mr. Kucher and Bug River purchased 1,000,000 and 2,000,000 shares, respectively, of the Issuer's Common Stock from Dana Neill Upton, the Issuer's former President, Secretary and Treasurer, for nominal consideration. As a result of these transactions, Mr. Kucher, directly and indirectly, is the beneficial owner of an aggregate of 8,510,000 shares (or 22.1%) of the Issuer's Common Stock.

ITEM  4.  Purpose  of  Transaction

Mr. Kucher, directly and indirectly through Bug River, British Swiss and Warrior, acquired the securities of the Issuer for investment purposes. Depending on general market and economic conditions affecting the Issuer and other relevant factors, Mr. Kucher may purchase additional securities of the Issuer or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr.  Kucher  does  not have any plans or proposals which relate to or result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, other than increasing the number of directors to five (5) and adding two (2) new directors to fill the vacancies created by the increase in directors;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material changes in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person, other than changing the bylaws to allow the directors, by giving their written consent to action, to fill vacancies on the board of directors created by an increase in directors;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  any  action  similar  to  any  of  those  enumerated  above.

ITEM  5.  Interest  in  Securities  of  the  Issuer

     (a) Mark Kucher beneficially owns 8,510,000 shares of Common Stock, $0.001 par value per share of the Issuer. The shares of Common Stock owned by Mr. Kucher constitute approximately 22.1% of the total number of shares of Common Stock of the Issuer, based upon 38,510,000 shares of Common Stock outstanding as of November 9, 2004.

     (b) Mr. Kucher has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Mr. Kucher.

     (c) Mr. Kucher acquired the Common Stock as a result of the transactions discussed in ITEM 3, above.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Kucher.

     (e)  N/A.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None.

ITEM  7.  Material  to  be  Filed  as  Exhibits

     Exhibit  1(1)         Exchange  Agreement.

     Exhibit 2(2) Stock Purchase Agreement between Mark Kucher and Dana Neill Upton.

     Exhibit 3(2) Stock Purchase Agreement between Bug River Trading Corp. and Dana Neill Upton.

(1)     Filed  as  an  Exhibit 2.1 to the Form 8-K filed on November 19, 2004.

(2)     Filed  herein.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2004               By:  /s/Mark  Kucher
                                           -----------------
                                           Mark  Kucher